Exhibit 99.1

For Immediate Release: March 17, 2023

Attention: Business Editors

VERSABANK’S 2023 ANNUAL AND SPECIAL MEETING TO BE HELD ON APRIL 19, 2023 – MEETING WILL ALSO BE LIVE STREAMED

LONDON, ONTARIO/CNW/- VersaBank (the “Bank”) (TSX:VBNK; NASDAQ:VBNK) today announced its upcoming annual and special meeting of shareholders (the “Meeting”) will be held at the TMX Market Centre, 120 Adelaide Street West, Toronto on Wednesday, April 19, 2023 at 10:30 a.m. and will also be live-streamed. Live Webcast Access (link is also available on the Bank’s website): https://app.webinar.net/eBl0XYxQp8A

Shareholders wishing to attend the Meeting electronically will not be able to vote at or during the Meeting and must submit their advanced proxy voting instructions to Computershare Investor Services Inc., by no later than 10:30 a.m. on April 17, 2023 by one of the methods described in the Management Proxy Circular (available at: www.versabank.com/investor-relations/shareholder-meetings/).

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

416-519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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